Filed Pursuant To Rule 433

Registration No. 333-278880

April 24, 2024

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Crypto Products > Grayscale Ethereum Trust

# ETHE

## Grayscale Ethereum Trust

HOW TO INVEST

Private Placement is currently closed. Please invest through your broker.

MARKET PRICE PER SHARE AS OF 04/23/2024

**$22.83**

FACTSHEET > PERFORMANCE DATA >

Investment Objective
Overview
Performance
Resources

## Investment Objective

Grayscale Ethereum Trust is one of the first securities solely invested in and deriving value from the price of Ethereum ("ETH") that enables investors to gain exposure to ETH in the form of a security while avoiding the challenges of buying, storing, and safekeeping ETH directly. Shares (based on ETH per Share as indicated below) are designed to track the ETH market price, less fees and expenses. Ethereum is a digital asset that is created and transmitted through the operations of the peer-to-peer Ethereum Network, a decentralized network of computers that operates on cryptographic protocols. The Ethereum Network allows people to exchange tokens of value, called Ether, which are recorded on a public transaction ledger known as a blockchain.

To date, the Product has not met its investment objective and the Shares of the Product quoted on OTC Markets Group has not reflected the value of digital assets held by the Product, less the Product's expenses and other liabilities, but instead have traded at both premiums and discounts to such value, with variations that have at times been substantial.

## Overview

Eligible shares are quoted on the OTC Markets Group under SEC Reporting Standards and registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. Investors can buy and sell shares through most traditional brokerage accounts at prices dictated by the market.

| | | | |
|---|---|---|---|
| NAME | Grayscale Ethereum Trust | BLOOMBERG ID | ETHE US |
| PRIMARY LISTING MARKET | OTC | MANAGEMENT FEE | 2.50% |
| OTC TICKER | ETHE | PERFORMANCE FEE | 0.00% |
| BENCHMARK INDEX | CoinDesk Ether Price Index (ETX) | DISTRIBUTION FREQUENCY | None |
| BENCHMARK TICKER | ETX | INCEPTION DATE | 12/14/2017 |
| CUSIP | 389638107 | OTC INCEPTION DATE | 06/20/2019 |
| ISIN | US3896381072 | | |

The CoinDesk Ether Price Index (ETX) provides a USD-denominated reference rate for the spot price of Ether (ETH). The index leverages real-time prices from multiple constituent trading platforms to provide a representative spot price.

Performance As of 04/23/2024 NAV PER SHARE $30.50 NAV PER SHARE 1 DAY % 0.86 % ASSETS UNDER MANAGEMENT $9,459,495,395.40 MARKET PRICE / SHARE $22.83 MARKET PRICE / SHARE 1 DAY % -0.44 % SHARES OUTSTANDING 310,158,500 ETH / SHARE 0.00947789 Performance Chart 4/23/2024 9/27/2021 Market Price $28.98 NAV Per Share $31.13 $10 $20 $30 $40 $50 2018 2019 2020 2021 2022 2023 2024 Past performance is not necessarily indicative of future results. NAV per Share is calculated daily at 4 pm ET, based on the applicable CoinDesk Index or Reference Rate. If you would like to see how NAV is calculated, please refer to the applicable Product’s disclosure language on OTC Markets Group or in its private placement memorandum. Market Price per Share is quoted on the OTC Markets Group. For additional information, visit the OTC Markets Group website at www.otcmarkets.com. Products displayed with a Market Price per Share also maintain a public quotation on the OTC Markets Group. To date, the Product has not met its investment objective and the Shares of the Product quoted on OTC Markets Group has not reflected the value of digital assets held by the Product, less the Product’s expenses and other liabilities, but instead have traded at both premiums and discounts to such value, with variations that have at times been substantial. March 2024 1 MONTH 3 MONTHS 6 MONTHS YTD 1 YEAR 3 YEARS 5 YEARS 10 YEARS SINCE INCEPTION Market Price, % -9.45 34.52 136.44 34.52 205.13 13.49 -4.95 NAV Per Share, % 4.64 53.65 111.43 53.65 90.17 21.51 86.51 25.84

Resources DOCUMENTS FREQUENTLY ASKED QUESTIONS PRIVATE PLACEMENT INFORMATION GAAP METRICS Documents Factsheet Tax Documents Regulatory Filings Grayscale's Product Lifecycle 1. PRIVATE PLACEMENT 2. PUBLIC QUOTATION 3. SEC REPORTING 4. ETF Grayscale Products first launch as private placements, allowing accredited investors to gain crypto exposure through a familiar investment vehicle structure. Shares purchased in the private placements are initially restricted for one year. MORE ABOUT THIS STAGE FAQ Products at this stage Grayscale Smart Contract Platform Ex-Ethereum Fund Whether you’re new to crypto or a seasoned investor, our experts break it all down for you ALL RESEARCH BLOG Portrait Web (7).jpg Announcement: Filings Submitted for Grayscale Ethereum Mini Trust Grayscale recently submitted filings to register shares of a new spot Ethereum exchange-traded fund, Grayscale Ethereum Mini Trust (Ticker: ETH). 04/23/2024 Landscape Web (22).jpg Market Byte: Glass Half Full: Favorable Bitcoin Backdrop Continues In Grayscale Research’s view, the currency macro backdrop—as well as favorable supply/demand technicals due to the halving—could be consistent with further increases in Bitcoin’s price this year. 04/09/2024 Landscape Web (1).jpg March 2024: Bitcoin Reaches New High Ahead of the Halving Bitcoin fully recovered from its 2021-22 drawdown, reaching a new all-time high price in March 2024. 04/01/2024 Landscape Web (31).jpg Anatomy of a Bitcoin Bull Market We believe the current Bitcoin bull market is propelled by factors such as spot Bitcoin ETF inflows, positive stablecoin inflows and an increase in Total Value Locked (TVL) in decentralized finance (DeFi) applications. 03/25/2024 1 2 3 ... 33

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Grayscale Ethereum Trust and Grayscale Ethereum Mini Trust (each a “Trust”, and collectively, the “Trusts”) have each filed a registration statement (including a prospectus) with the SEC for its offering to which this communication relates. Before you invest, you should read the prospectus in such registration statement and other documents each Trust has filed with the SEC for more complete information about such Trust and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, each Trust or any authorized participant will arrange to send you such prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, LLC 290 Harbor Drive, Stamford, CT 06902. Grayscale Investments, LLC (“Grayscale”) is the sponsor of Grayscale Ethereum Trust (the “Trust”). Grayscale is not registered as an investment adviser under the Investment Advisers Act of 1940 and the Trust is not registered under the Investment Company Act of 1940. The Trust is subject to the rules and regulations of the Securities Act of 1933. The Trust holds Ethereum; however, an investment in the Trust is not a direct investment in Ethereum. As a non-diversified and single industry fund, the value of the shares may fluctuate more than shares invested in a broader range of industries. Smart contracts are a new technology and ongoing development may magnify initial problems, cause volatility on the networks that use smart contracts and reduce interest in them, which could have an adverse impact on the value of ETH. There is no guarantee that a market for the shares will be available which will adversely impact the liquidity of the Trust. The value of the Trust relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors. The Trust relies on third party service providers to perform certain functions essential to the affairs of the funds and the replacement of such service providers could pose a challenge to the safekeeping of the digital asset and to the operations of the Trust. NAV per Share is not calculated in accordance with GAAP. NAV per Share is not intended to be a substitute for the Trust's Principal Market NAV per Share calculated in accordance with GAAP. Extreme volatility of trading prices that many digital assets have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of the Trust and the shares could lose all or substantially all of their value. Digital assets represent a new and rapidly evolving industry. The value of the Trust depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset. Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset. Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets. The value of the Trust relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors. A substantial direct investment in digital assets may require expensive and sometimes complicated arrangements in connection with the acquisition, security and safekeeping of the digital asset and may involve the payment of substantial acquisition fees from third party facilitators through cash payments of U.S.dollars. Because the value of the Trust is correlated with the value of Ethereum, it is important to understand the investment attributes of, and the market for,the underlying digital asset. Please consult with your financial professional. The Sponsor does not store, hold, or maintain custody or control of the Trust’s digital assets but instead has entered into the Custodian Agreement with a third party to facilitate the security of its digital assets. The Custodian controls and secures the Trust’s digital asset accounts, a segregated custody account to store private keys, which allow for the transfer of ownership or control of the digital asset, on the Trust’s behalf. If the Custodian resigns or is removed by the Sponsor or otherwise, without replacement, it could trigger early termination of the Trust. There is no guarantee that a market for the shares will be available which will adversely impact the liquidity of the Trust. The value of the Trust relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors. Distributed by Grayscale Securities, LLC (Member FINRA/SIPC). SIPC coverage does not apply to crypto asset products or services discussed on the website. © 2024 Grayscale Investments, LLC. All trademarks, service marks and/or trade names (e.g., BITCOIN INVESTING BEGINS HERE, DROP GOLD, G, GRAYSCALE, GRAYSCALE CRYPTO SECTORS, and GRAYSCALE INVESTMENTS) are owned and/or registered by Grayscale Investments, LLC. All of the content on our site - including text, software, scripts, code, designs, graphics, photos, sounds, music, videos, applications, interactive features, articles, news stories, sketches, animations, stickers, general artwork and other content ("Content") - is owned by Grayscale Investments, LLC or others we license Content from, and is protected by copyright, patent and other laws. Grayscale Investments, LLC reserves all rights not expressly described herein.

Grayscale Ethereum Trust (ETHE) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, LLC 290 Harbor Drive, Stamford, CT 06902.